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                                                                      EXHIBIT 12


                             [SAMARAC LETTERHEAD]




                                March 19, 1999



Enron Capital & Trade Resources Corp.
1400 Smith Street
Houston, Texas 77002-7361

Attention: Tony Valentine

Dear Tony:

We wish to confirm our undertaking to you in respect of the following matters relative to the conclusion of a restated shareholders agreement between our respective companies. We undertake to finalize a restated shareholders agreement as soon as practical in the New Year based on the following changes and/or additions:

 .    The term of the agreement will be extended to two years as of December 31,
     1998

 .    The limitation on sale of 5% of a shareholders Kafus common share ownership is to include common shares resulting from conversion of the Series VIII preference shares.

 .    Samarac has the unfettered right to assign and/or transfer its interest in the Series VIII preference shares to an affiliate and/or subsidiary company, and additionally, the right to transfer and/or assign from itself and/or its affiliate and/or subsidiary to a third party upon receipt of written permission from Enron. Any transfer or assignment by Samarac will be subject to continuation of Samarac's shareholders agreement, with such agreement to be confirmed in writing by the transferee and/or assignee.

                                       Yours sincerely,



                                       Ken Swaisland
                                       President